March 20, 2006	Via EDGAR

Elaine Wolff

Branch Chief

Mail Stop 4561

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Room 1580

Washington, DC 20549

RE:	MHI Hospitality Corporation (the “Company”)

Form S-3

Pre-Effective Amendment No. 1 to Registration Statement No. 333-130664

Filed March 17, 2006

Dear Ms. Wolff:

In connection with the filing of the above-captioned pre-effective amendment (the “Amendment”), we set forth below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the comment letter dated December 30, 2005 (the “Comment Letter”), relating to the above referenced registration statement.

We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter.

Undertakings – Item 17

1.	Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective December 1, 2005.

In response to the Staff’s comment, we have revised the Undertakings in Item 17 of the registration statement in accordance with the amendments to Section 512(a) of Regulation S-K that became effective December 1, 2005.

SEC Address

2.	Please revise to update the address of the SEC’s public reference room to 100 F Street, N.E. Room 1580, Washington D.C. 20549.

In response to the Staff’s comment, we have revised page 5 of the registration statement to update the Commission’s address.

* * * *

Please call the undersigned at (202) 452-7050 with any questions.

Sincerely,

/s/ Thomas J. Egan, Jr.

Thomas J. Egan, Jr.

cc:	Andrew M. Sims, President and Chief Executive Officer